Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the IO Biotech, Inc. 2021 Equity and Incentive Plan and the 2021 Employee Stock Purchase Plan of our report dated October 15, 2021 (except for the stock split described in Note 1 and the corporate reorganization described in Note 2, as to which the date is November 1, 2021) with respect to the balance sheet as of October 14, 2021 of IO Biotech, Inc., and our report dated June 2, 2021 (except for the stock split described in Note 2, as to which the date is November 1, 2021) with respect to the financial statements of IO Biotech ApS for the years ended December 31, 2020 and 2019, both included in Amendment No. 3 in the Registration Statement (Form S-1 No. 333-260301) and related Prospectus of IO Biotech, Inc. for the registration of shares of its common stock.

/s/ EY Godkendt Revisionspartnerselskab

Copenhagen, Denmark

February 8, 2022